UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2015

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro65(Euljiro2-ga), Jung-gu

Seoul 100-999, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Business (Preliminary) Results

The preliminary results shown in this table may differ from the final results

1. Details (Consolidated and prepared in accordance with International Financial Reporting Standards as adopted in Korea)

Classification (unit : in millions of Won, %)		Current Period (Second quarter of 2015)	Previous Period (First quarter of 2015)	Changes (%)	Year to Year Comparison (Second quarter of 2014)	Changes (%)
Operating Revenue	Quarterly Results	4,255,739	4,240,286	0.36	4,305,368	-1.15
	Year-to-date (“YTD”) Results	8,496,025	4,240,286	—	8,507,288	-0.13
Operating Income	Quarterly Results	412,878	402,648	2.54	546,094	-24.39
	YTD Results	815,526	402,648	—	798,490	2.13
Profit from Continuing Operations Before Income Tax	Quarterly Results	515,592	560,013	-7.93	608,006	-15.20
	YTD Results	1,075,605	560,013	—	940,583	14.36
Profit for the Period	Quarterly Results	397,888	442,747	-10.13	497,639	-20.04
	YTD Results	840,635	442,747	—	764,948	9.89
Attributable To: Controlling Interests	Quarterly Results	395,839	444,495	-10.95	498,536	-20.60
	YTD Results	840,334	444,495	—	768,350	9.37

2. Source of Data	Data Provider	SK Telecom IR Team
	Provided for	Analysts and Institutional Investors
	Date of Provision	July 30, 2015 / 14:00 (Seoul time)
	Related Event (Location)	Conference Call for the quarter ended June 31, 2015 (SK Telecom Headquarter, Conference Room)
3. Contact Information	Supervisor	Yong Hwan Lee (82-2-6100-1809)
	Organizer	Dae Yong Woo (82-2-6100-1624)
	Organizing Team	SK Telecom IR Team

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Yong Hwan Lee

(Signature)
Name:	Yong Hwan Lee
Title:	Senior Vice President

Date: July 30, 2015

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